Exhibit 3.1
FORM OF AMENDMENT TO BYLAWS OF IMAGE ENTERTAINMENT, INC.
Section 3.1 Number and Term of Office.
The number of directors of the corporation will be fixed from time to time by action of not less than a majority of the Board of Directors then in office, but in no event shall the number of directors be less than three (3) nor more than nine (9), and that any vacancies (including newly-created directorships) will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Directors appointed to fill vacancies created by the resignation or termination of a director will serve the remainder of the term of the resigning or terminated director. With the exception of the first Board of Directors, which shall be elected by the incorporators, and except as provided in Section 3.3 of this Article III, the directors shall be elected by a plurality vote of the shares represented in person or by proxy at the stockholders annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.
The directors shall be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At the 2006 annual meeting of stockholders, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each succeeding annual meeting of stockholders beginning in 2007, successors to the class of directors whose terms expire at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the applicable terms of these Bylaws and any certificate of designation creating such class or series of Preferred Stock, and such directors so elected shall not be divided into classes pursuant to this Section 3.1 unless expressly provided by such terms.
Any amendment, change or repeal of this Section 3.1, or any other amendment to these Bylaws that will have the effect of permitting circumvention of or modifying this Section 3.1, shall require the favorable vote, at a stockholders’ meeting, of the holders of at least 80% of the then-outstanding shares of stock of the Corporation entitled to vote.